[Reference Translation]

May 28, 2026

Company name:	TOYOTA MOTOR CORPORATION
Representative:	Yoichi Miyazaki, Executive Vice President
(Code number: 7203; TSE Prime/NSE Premier)
Inquiries:	Yoshihide Moriyama, General Manager, Capital Strategy & Affiliated Companies Finance Div.
(Telephone: 0565-28-2121)

(Changes and Corrections to Disclosed Matters) Notice of Partial Changes and Corrections to the “Notice Concerning Company Split (Simplified Absorption-Type Company Split)”

This notice relates to the “Notice Concerning Company Split (Simplified Absorption-Type Company Split)” dated May 20, 2026, a statement that we, Toyota Motor Corporation (“TMC”), previously released to disclose relevant matters (the “Timely Disclosure”). In the Timely Disclosure, we announced that, effective June 29, 2026 (subject to possible changes), TMC would cause OneStream Co., Ltd. (“OneStream”) to succeed part of the business TMC was engaged in, including the development and operation of the logistics optimization system “OneStream,” the provision of services to customers related to such system, and businesses incidental thereto, by way of a company split (simplified absorption-type company split), in which TMC would be the splitting company and OneStream would be the successor company (the “Absorption-Type Company Split”).

In connection with the above, as at the date hereof, OneStream adopted a resolution at its shareholders’ meeting to issue Class A preferred stocks by way of a third-party allotment for the purpose of further growth of the logistics optimization system business. As a result, the amount of capital stock of OneStream is now expected to change following the Absorption-Type Company Split. Furthermore, certain items of the Timely Disclosure require correction. We hereby provide the changes and corrections to the Timely Disclosure as described below:

Description

Underlines are supplied to indicate that those parts are the change or corrections.

4.	Details of the Absorption-Type Company Split

[Before correction]

(as of March 31, 2026)

Splitting Company	Successor Company

[After correction]

Splitting Company	Successor Company
(as of March 31, 2026)	(as of April 1, 2026)

6.	Status After the Absorption-Type Company Split

[Before changes and corrections]

There will be no changes to TMC’s or OneStream’s name, address, title and name of its representative, business description, capital stock, or fiscal year-end as a result of the Absorption-Type Company Split.

[After changes and corrections]

There will be no changes to TMC’s or OneStream’s name, address, title and name of its representative, business description, capital stock, or fiscal year-end as a result of the Absorption-Type Company Split, except for the amount of the capital stock of OneStream. The capital stock of OneStream is expected to change to JPY 150,000,000 as of June 29, 2026, when the Absorption-Type Company Split takes effect. Furthermore, OneStream adopted a resolution to issue new Class A preferred shares by way of a third-party allotment at its shareholders’ meeting on May 28, 2026. If the payment required for subscription to such new shares is made during the prescribed period of subscription that begins on June 30, 2026 and ends on July 31, 2026, there will be a corresponding increase in the amount of the capital stock of OneStream, accordingly.

End